MERCADOLIBRE, INC.

ARIAS 3751, 7TH FLOOR

BUENOS AIRES, C1430CRG

ARGENTINA

TEL +5411 — 4640 — 8000

PEDRO ARNT

DIRECT DIAL: +5411 — 4640 — 8006

EMAIL: pedro@mercadolibre.com

September 2, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-33647

Dear Mr. Krikorian:

MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre”, “we” or “us”), is transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on March 3, 2014 (File No. 001-33647), contained in your comment letter dated August 18, 2014 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Net revenues, page 59

1.	We note your response to prior comment 1. Please clarify how your disclosures on page 60 comply with the requirements of Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. In this regard, for each of your segments, you attribute increases in your marketplace revenues to increase in unit sales and growth in fees, without quantifying the amount that each source contributed to the change. While we note that your prices are fixed percentages of the prices which the sellers post on your web site, and you have not changed such percentages significantly, the increase in your revenues as a result of increases in seller prices represents a source of change that should be quantified, if material.

Response:

We advise the Staff that we believe we have complied with the rules prescribed by Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 because our disclosures allow for an understanding of the material factors that drove revenue growth in each of our segments in 2013.

In response to the Staff’s inquiry regarding increases of marketplace revenue as a result of increases in prices, the Company advises the staff that, upon further review, it believes that the most insightful way to explain marketplace revenue growth for each of its segments is through three principal drivers: growth in the volume transacted through our marketplace as measured in local currencies (“local currency volume”), and/or changes in prices charged to sellers, and/or foreign exchange fluctuations.

For each of our segments, for the year ended 2013 as compared to 2012, one or more, but not necessarily all, of these three drivers have a material effect on marketplace revenue growth. The following paragraphs describe and quantify, if material, each of these growth drivers.

Specifically, marketplace revenue growth in Brazil of 14.9% during 2013 primarily reflects increased local currency volume of 18.2%.

Marketplace revenue growth in Mexico of 19.8% during 2013 primarily reflects increased local currency volume of 6.3% and a 9.2% increase in prices charged to sellers that resulted from an increase in the fees for marketplace transactions charged to sellers.

Marketplace revenues of our Venezuelan segment increased 68.3% during 2013 mainly due to a 125.4% increase in local currency volume that was partially offset by a 16.8% devaluation of the local currency during the year, and a 12.7% decrease in the prices charged to sellers that resulted from certain caps that we applied to our fees for marketplace transactions.

Marketplace revenues of our Argentine segment increased 28.9% during 2013, mainly due to a 47.5% increase in local currency volume that was substantially offset by a 20.4% devaluation of the Argentine peso during the year.

The Company will continue to monitor the impact that the change in local currency volume, prices charged to sellers, and foreign currency fluctuations have on the total change in marketplace revenues and will quantify these when their effect is material.

Finally, for knowledge of the Staff, we advise that it’s inquiry regarding the impact of unit sales and of the prices at which sellers post on our websites represent additional information that explain growth of local currency volume, which is only one of the drivers behind revenue growth. Notwithstanding, and in order to satisfy the Staff’s request for further clarification, unit growth for the full year period 2013 represented 23.2% while average prices at which sellers post on our website during that year, as measured in US dollars increased by 4.0%.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact our Chief Accounting Officer, Marcelo Melamud at +5411 4640 8053, marcelo.melamud@mercadolibre.com. We look forward working with you on these matters.

Sincerely,

/s/ Pedro Arnt

Name: Pedro Arnt

Title: Executive Vice President and Chief Financial Officer

cc:	Jacobo Cohen Imach

Pedro Arnt

Marcelo Melamud